Exhibit 99.2
GOGL – Appointment of CEO

The Board of Golden Ocean Group Limited (“Golden Ocean” or the “Company”) is pleased to announce the appointment of Ulrik Uhrenfeldt Andersen as the new Chief Executive Officer of Golden Ocean Management AS with effect from Tuesday April 14, 2020.
Mr Andersen comes from a position as Chief Executive Officer of Avance Gas AS and previously worked as Head of Shipping for Petredec, Managing Director for Neu Gas Shipping and Head of the Maersk VLGC Pool.
Ola Lorentzon, Chairman of the Board, says: “The Board is delighted to have appointed Ulrik Andersen, who has demonstrated strong management skills and strategic insight in his previous job as CEO of Avance Gas. We are confident Ulrik will move the Company forward and capitalise on the opportunities that lie ahead. On behalf of the Board, I welcome Ulrik to Golden Ocean and look forward to working with him.”

On being appointed, the incoming CEO stated: "I am excited to be joining Golden Ocean and look forward to working with the strong organisation to drive the business forward in the years to come. Strong foundations have already been laid and I welcome the opportunity to build on these and to explore new opportunities for growth and consolidation.”

About the Company

Golden Ocean is a leading international dry bulk shipping company founded in 1996 and based in Bermuda. Golden Ocean is mainly operating in the Capesize, Panamax and Supramax segments and the Company is listed on NASDAQ and the Oslo Stock Exchange. The Company owns and controls a fleet of 79 vessels.

April 7, 2020

The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda

For further queries, please contact:
Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45